As filed with the Securities and Exchange Commission on September 29, 2023

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

Tender Offer Statement under Section 14(d)(1) or 13(e)(1)
of the Securities Exchange Act of 1934

(Amendment No. 3)

DIRECT DIGITAL HOLDINGS, INC.

(Name of Subject Company (Issuer))

DIRECT DIGITAL HOLDINGS, INC. (Offeror)

(Names of Filing Persons (Identifying Status as Offeror, Issuer or Other Person))

Warrants exercisable for Class A Common Stock at an exercise price of $5.50 per share

(Title of Class of Securities)

25461T113

(CUSIP Number of Class of Securities)

Mark Walker

Chief Executive Officer

Direct Digital Holdings, Inc.

1177 West Loop S,

Suite 1310

Houston, TX 77027

(832) 402-1051

(Name, Address, and Telephone Numbers of Person Authorized to Receive Notices and Communications on Behalf of Filing Persons)

With copies to:

Stephen E. Older, Esq.

Andrew J. Terjesen, Esq.

McGuireWoods LLP

1251 Avenue of the Americas 20th Floor

New York, NY 10020

Tel: (212) 548-2100

Check the box if the filing relates solely to preliminary communications before the commencement of a tender offer. ☐

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third-party tender offer subject to Rule 14d-1.
☒	issuer tender offer subject to Rule 13e-4.
☒	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☒

If applicable, check the appropriate box(es) below to designate the appropriate rule provision relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)
☐	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

SCHEDULE TO

This Amendment No. 3 (“Amendment No. 3”) amends and supplements the combined Tender Offer Statement and Rule 13e-3 Transaction Statement on Schedule TO (“Schedule TO”) originally filed by Direct Digital Holdings, Inc., a Delaware corporation (“Direct Digital” or the “Company”) on August 29, 2023, as amended on September 14, 2023 and September 21, 2023. This Amendment No. 3 relates to the tender offer by the Company to purchase for cash any and all of its outstanding Warrants (as defined in the Offer to Purchase (defined below)) at a price of $1.20 per Warrant, without interest (the “Offer Purchase Price”) and amends the Schedule TO to (i) update Item 11 of the Schedule TO to report the results of the cash tender offer for the Warrants and (ii) to update Item 12 of the Schedule TO to include a press release issued by the Company on September 29, 2023, announcing the results of the cash tender offer and concurrent consent solicitation.

Only those items amended are reported in this Amendment No. 3. Except as amended hereby to the extent specifically provided herein, the information contained in the Schedule TO, the Offer to Purchase, and the other exhibits to the Schedule TO remains unchanged and are hereby expressly incorporated into this Amendment No. 3 by reference. This Amendment No. 3 should be read with the Schedule TO and the Offer to Purchase.

This Schedule TO is intended to satisfy the reporting requirements of Rules 13e-3 and 13e-4 under the Exchange Act.

Item 11. Additional Information.

Item 11 of the Schedule TO is hereby amended and supplemented by adding the following paragraph thereto:

“The Offer expired at one minute after 11:59 PM, Eastern Time on September 28, 2023 (the “Expiration Date”), in accordance with its terms. Equiniti Trust Company, LLC, the Depositary for the Offer, has indicated that 2,229,263 Warrants, including 36,242 Warrants through guaranteed delivery, had been validly tendered and not validly withdrawn prior to the expiration of the Offer, representing approximately 69.3% of the outstanding Warrants. The Company expects to accept all validly tendered Warrants for purchase and settlement on or before Wednesday, October 4, 2023 (the “Settlement”). Pursuant to the terms of the Offer, the Company expects to pay an aggregate of approximately $2.7 million in cash to purchase the validly tendered Warrants.

In addition, pursuant to the Consent Solicitation, the Company received the approval of approximately 68.2% of the outstanding Warrants (not including the Warrants through guaranteed delivery), which exceeds the 50.1% of the Warrants required to effect the Warrant Amendment with respect to the Warrants. The Company expects to execute the Warrant Amendment concurrently with the Settlement.

On September 29, 2023, the Company issued a press release announcing the results of the cash tender offer for the Warrants and the Consent Solicitation as set forth above. A copy of the press release is filed as Exhibit (a)(5)(iv) to the Schedule TO and is incorporated herein by reference.”

Item 12. Exhibits.

Exhibit Number	Description
(a)(1)(A)*	Second Amended and Restated Offer to Purchase and Consent Solicitation, dated September 21, 2023.
(a)(1)(B)*	Letter of Transmittal and Consent (including Guidelines of the Internal Revenue Service for Certification of Taxpayer Identification Number on Form W-9).
(a)(1)(C)*	Form of Notice of Guaranteed Delivery.
(a)(1)(D)*	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees, dated August 29, 2023.
(a)(1)(E)*	Form of Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees, dated August 29, 2023.
(a)(2) – (4)	Not Applicable
(a)(5)(i)*	Press Release, dated August 29, 2023, announcing cash tender offer for Direct Digital Holdings, Inc. warrants.
(a)(5)(ii)*	Summary Advertisement, dated August 29, 2023, announcing cash tender offer for Direct Digital Holdings, Inc. warrants.
(a)(5)(iii)*	Press Release, dated September 21, 2023, announcing extension of the Expiration Date of the cash tender offer for Direct Digital Holdings, Inc. warrants.
(a)(5)(iv)	Press Release, dated September 29, 2023, announcing the results of the cash tender offer for Direct Digital Holdings, Inc. warrants and consent solicitation (incorporated by reference to Exhibit 99.1 to Direct Digital Holdings, Inc.’s Current Report on Form 8-K filed September 29, 2023
(b)(1)	Term Loan and Security Agreement, dated as of December 3, 2021, by and among Direct Digital Holdings, LLC, as borrower, Orange142, LLC, Huddled Masses LLC, Colossus Media, LLC, and Universal Standards for Digital Marketing, LLC, as guarantors, Lafayette Square Loan Servicing, LLC, as administrative agent, and the various financial institutions signatory to the Term Loan and Security Agreement as lenders (incorporated by reference to Exhibit 10.6 to Direct Digital Holdings, Inc.’s Registration Statement on Form S-1 (File No. 333-261059) filed November 15, 2021).
(b)(2)	First Amendment to Term Loan and Security Agreement, dated as of February 3, 2022, by and among Direct Digital Holdings, LLC, as borrower, Colossus Media, LLC, Huddled Masses LLC, Orange142, LLC, and Universal Standards for Digital Marketing, LLC, as guarantors, Lafayette Square Loan Servicing, LLC as administrative agent, and the various financial institutions signatory to the Term Loan and Security Agreement as lenders (incorporated by reference to Exhibit 10.16 to Direct Digital Holdings, Inc.’s Annual Report on Form 10-K filed March 31, 2022).
(b)(3)	Second Amendment and Joinder to Term Loan and Security Agreement, dated effective as of July 28, 2022, by and among Direct Digital Holdings, LLC, as borrower, Colossus Media, LLC, Huddled Masses LLC, Orange142, LLC, Universal Standards for Digital Marketing, LLC and Direct Digital Holdings, Inc., as guarantors, Lafayette Square Loan Servicing, LLC as administrative agent, and the various financial institutions signatory to the Term Loan and Security Agreement as lenders (incorporated by reference to Exhibit 10.1 to Direct Digital Holdings, Inc.’s Quarterly Report on Form 10-Q filed November 14, 2022).
(b)(4)	Early Opt-in Election, dated June 1, 2023, by and among Direct Digital Holdings, Inc., Direct Digital Holdings, LLC, Huddled Masses LLC, Colossus Media, LLC, Orange142, LLC, Lafayette Square Loan Servicing, LLC and Lafayette Square USA, Inc. ((incorporated by reference to Exhibit 10.1 to Direct Digital Holdings, Inc.’s Current Report on Form 8-K filed June 6, 2023).
(c)	Not Applicable
(d)(1)	Warrant Agreement, dated February 15, 2022, between Direct Digital Holdings, Inc. and Equiniti Trust Company, LLC (formerly American Stock Transfer & Trust Company, LLC), as warrant agent (incorporated by reference to Exhibit 4.3 to Direct Digital Holdings, Inc.’s Current Report on Form 8-K filed February 16, 2022).

Exhibit Number	Description
(d)(2)	Not Applicable
(f)	Not Applicable
(g)	Not Applicable
(h)	Not Applicable
107*	Filing Fee Table

*    Previously filed.

Item 12(b). Exhibits.

Filing Fee Exhibit

SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: September 29, 2023

Direct Digital Holdings, Inc.

/s/ Mark Walker
Name:	Mark Walker
Title:	Chairman, Chief Executive Officer and Director

5